October 20, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	RPM Dental, Inc.
Registration Statement on Form S-1
Filed August 17, 2010
File No, 333-168895

Dear Ms. Jacobs:

We represent RPM Dental, Inc. (“RPM” or, the “Company,” “we,” “us,” or “our”).  By letter dated September 13, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on August 17, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.  Please ensure that the facing page of your registration statement reflects the information currently required by Form S-1.  In this regard, we note that you have not indicated the filing status of RPM Dental, Inc. and you have included a check box relating to Rule 434, which was removed from the Form S-1 in 2005(33-8591).  Further, the Standard Industrial Classification Code for your company as well as the IRS employer I.D. number have not been included.  Please revise.

Answer:  We have revised our facing page with the information currently required by Form S-1.  In addition, we have indicated our filing status, removed the check box relating to Rule 434 and included the Standard Industrial Classification Code and Employer I.D. number.

2.  We note that you have included the outside front cover page of your prospectus on page 3 of your document.  Please be sure that the outside front cover page of your prospectus is in the appropriate part of your document as set forth in Item 501(b) of Regulation S-K.  In general, the presentation of your information should follow the format set forth in Form S-1.

Answer:  We have moved the outside front cover of our prospectus to the appropriate part of the document as set forth in Item 501(b) of Regulation S-K.  We have presented our information in accordance with the format set forth in Form S-1.

Summary Financial Data, page 2

3.  Please update this disclosure to include financial data through June 30, 2010.

Answer:  We have updated this disclosure to include financial data through June 30, 2010.

Risk Factors, page 4

General

4.  Please include in your amended filing a risk factor addressing your ability to meet the additional expenses that you will incur upon becoming a public company.  You should also discuss the obligations that you will have to satisfy pursuant to the Sarbanes Oxley Act and the effect on your operations should you not be able to satisfy those obligations.

Answer: We have included in our amended filing a risk factor addressing our ability to meet the additional expenses that we will incur upon becoming a public company.  We also have discussed the obligations that we will have to satisfy pursuant to the Sarbanes Oxley Act and the potential effect it may have on our operations.

Report of Independent Registered Public Accounting Firm

5.  Please include with your amended filing a report by your independent registered public accounting firm that indicates the city and state where the report was issued.  See Rule 2-02(a)(3) of Regulation S-X.

Answer: We have included a report by our independent registered public accounting firm indicating the city and state where the report was issued.

Information with Respect to the Registrant, page 10

6.  Please include in your amended filing the information required pursuant to Item 101(a)(2) of Regulation S-K.

Answer: We have included in our amended filing the information required pursuant to Item 101(a)(2) of Regulation S-K.

7.  Based on the disclosure in your document, we are not clear about the current status of the development of your business-referral marketing solutions business.  Any milestones, time frames or material expenses should be included.  We further note that many of the links on your website currently take users to pages that are not available.  Please revise to include the disclosure required pursuant to Item 101(c)(1)(ii) of Regulation S-K.

Answer: We have revised the document to include disclosure required pursuant to Item 101(c)(1)(ii) of Regulation S-K.  In addition, we have repaired our website so that our links are fully functional.

8.  You disclose that the $10,500 in revenue earned from September 15, 2009 through December 31, 2009 was derived from initial set up fees charged for each new dentist who signed up for your consulting and marketing services.  Please disclose the amount of set up fees paid per each new dentist that signs up for your services.  Also, describe the material terms of any agreements between you and these dentists relating to these services.  You should also disclose whether any one customer or a few customers accounted for a significant portion of your revenues such that the loss of any one or more of those customers would have a material adverse effect on your revenues.  See Item 101(c)(1)(vii) of Regulation S-K.

Answer:  We have disclosed in the Management Discussion and Analysis section the amount of set up fees paid per each new dentist that signs up for our services.  We have also described the material terms of any agreements between our Company and the dentists relating to these services.  In addition, we have disclosed whether any one customer or a few customers accounted for a significant potion of our revenues.

9.  You report that you incurred “professional fees” of $2,800 used to pay Infused Systems for consulting.  Please describe the nature of these consulting fees and the material terms of any agreements relating to the services provided.

Answer:  We have described the nature of the consulting fees and the material terms of any agreements relating to the services provided.

10.  You state that your “sales strategy typically is expected to result in a 10% yearly growth rate.”  Please disclose the basis for this expectation.

Answer: We have removed the statement regarding our expected yearly growth rate.

11.  You state that you were incorporated on February 25, 2010, and that you conduct your operations through your wholly-owned subsidiary RPM Dental Systems, LLC, a limited liability company formed in Kentucky on September 15, 2009.  Please describe the general development of your subsidiary since its inception.  Also, please describe the facts and circumstances regarding how RPM Dental Systems, LLC became your wholly-owned subsidiary.  See Item 101(a) of Regulation S-K.  In addition, please disclose any ongoing relationship that your founder, Angela McSharry, continues to have with your company (such as a shareholder, employee or consultant) and any role that she has or had with RPM Dental Systems, LLC.

Answer:  We have described the general development of our subsidiary since inception.  We have also described how RPM Dental Systems, LLC became our wholly-owned subsidiary in accordance with Item 101(a) of Regulation S-K.  In addition, we have disclosed that Angela McSharry is our Registered Agent located in the State of Delaware.

Description of Property, page 11

12.  We note that the location of your business offices and the offices of Pearson, Justice & Coffman DMD and Associates are the same.  We further note that your director, Dr. Laura Justice Slone, is an employee of Pearson, Justice & Coffman.  Please describe the material terms of any arrangements relating to your use of your business offices between  your company, Pearson, Justice & Coffman and/or Dr. Laura Justice Slone.

Answer:  We have described the material terms of any arrangements relating to our use of our business offices between our company and Pearson, Justice & Coffman and/or Dr. Laura Justice Sloan.

Available Information, page 12

13.  You indicate that you will be required to file proxy statements pursuant to the Exchange Act.  Upon effectiveness of this registration statement, you will be subject to Section 15(d) of the Exchange Act  unless you file a Form 8A registering your common stock under Section 12.  As you may know, Section 15(d) filers are not required to file proxy statements pursuant to the Exchange Act.  Please revise your document to reflect this.  Also, please include in your amended filing a risk factor stating that you will not be required to make such filings.

Answer:  We have revised our document to reflect that we will be subject to Section 15(d) of the Exchange Act unless we file a Form 8A. We have also disclosed that we are not required to file proxy statements pursuant to the Exchange Act.  In addition, we have including in our amended filing a risk factor stating that we will not be required to make such filings.

Financial Statements

14.  We note that you were incorporated on February 25, 2010 as RPM Dental, Inc., and on March 23, 2010 you acquired RPM Systems, LLC, which you disclose on page 1, that you operate your business through this subsidiary.  Confirm that the two entities were under common control.  Please revise your disclosures accordingly.  Please provide footnote disclosure to discuss the terms and details of this acquisition pursuant to ASC 805-10-50-1 and 2.

Answer: We have confirmed that RPM Dental, Inc., and RPM Systems, LLC were under common control and revised our disclosures accordingly.  We have also provided footnote disclosure to discuss the terms and details of this acquisition pursuant to ASC 805-10-50-1 and 2.

Statement of Operations, page F-2

15.  Please tell us why you have not presented cost of revenue in your statement of operations for the period ended December 31, 2009.  Similar concerns apply to your statement of operations for the period ended June 30, 2010 on page F-10.

Answer:  We have revised our statement of operations to present cost of revenue for the period ended December 31, 2009 and for the period ended June 30, 2010.

Statement of Changes in Stockholders’ Equity, page F-3

16.  We note that you include 4,000,000 shares issued to founders in your statement of changes in stockholders’ equity in the period ended December 31, 2009.  We further note your disclosure under the heading, “About Our Company” on page 1 that you issued 4,000,000 shares to your Chief Executive Officer on April 1, 2010.  Please disclose the nature of the issuance (e.g., formation of entity) and describe the relationship of this issuance with the acquisition of RPM Systems, LLC.  In addition, please update your disclosures in Note 3 on pages F-7 and F-15 to identify the date of issuance of these shares.

Answer: We have disclosed the nature of the issuance and the relationship of this issuance with the acquisition of ROM Systems, LLC.  We have also updated our disclosures in Note 3 on pages F-7 and F-15.

Notes to the Financial Statements

17.  We note that you present in your stockholders’ equity a contribution of capital of $40,000 in the period ended December 31, 2009.  Please provide a footnote disclosure to explain the nature of this contribution, including the party who provided the contribution.  Similarly, provide footnote disclosure in your interim financial statements to explain the $10,000 capital contribution that you received in the period ended June 30, 2010.

Answer:  We have provided a footnote disclosure to explain the nature of the contribution and the party who provided the contribution.  We have also provided footnote disclosure in our interim financial statements to explain the $10,000 capital contribution that we received in the period ended June 30, 2010.

18.  In consideration of your disclosures related to revenue on page 13, it appears that you have a limited number of customers.  Please provide a footnote disclosure to disclose your extent of reliance on major customers pursuant to ASC 280-10-50-42.

Answer: We have provided a footnote disclosure to disclose the extent of reliance on major customers pursuant to ASC 280-10-50-42.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-5

19.  We note that your revenue recognition policy appears general in nature.  Please address the following items:

•
We note your disclosure on page 13, that you charge each dentist an initial set up fee of $1,500.  Your current policy does not appear to address this initial set up fee.  Please expand your policy to specifically address how you recognize revenue related to initial set up fees.  Describe the services and/or products provided for this fee.  Clarify if the initial set up fees are recognized upfront or deferred over a set term.  Tell us how you considered the guidance in SAB 104(A)(3)(f).

•
We note your disclosure on page 13, that dentists remit a $250 monthly maintenance fee for their accounts.  Your current policy does not appear to address these monthly fees.  Please expand your policy to specifically address how you recognize revenue related to monthly fees.  Describe the services and/or products provided for this fee.

•
Please disclose if you sign your customers to contracts or if they are charged on a month-to-month basis.  If applicable, disclose the typical length of your contracts.  Clarify whether any of your customer arrangements are refundable or cancelable by your customers.

•	Please explain if you charge your customers any additional fees. For example, we note you discuss in your policy that revenue may be billed in advance for recurring weekly or monthly services.

•
Clarify your statement that revenue is recognized as, “the services are being provided to the client.”  This statement appears inconsistent with the criteria that revenue should be recognized as services have been provided under one of the four revenue recognition criteria of SAB 104.

Answer:  We have addressed the foregoing items regarding our revenue recognition policy.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

20.  Please include in your amended filing the disclosure required pursuant to Items 303(a)(1) and (2) of Regulation S-K regarding your liquidity and capital resources. Such disclosure should include, among other information, a description of any planned material capital expenditures over the next 12 months necessary to carry out your business plan. For guidance, see Section III.B of SEC Release No.33-6835, available on our website at:  http://www.sec.gov/rules/interp/33-6835.htm.  Be sure to take into account the additional expenses you will incur upon becoming a public company.  To the extent possible, quantitative estimates of such expenditures should be provided.

Answer:  We have included in our amended filing the disclosure required pursuant to items 303(a)(1) and (2) of Regulation S-K regarding our liquidity and capital resources.

21.  Please tell us the nature of the software monthly maintenance fees that you are recording as general administrative expenses.  In this regard, tell us why these expenses do not represent cost of revenue.

Answer:  We have revised our disclosure to discuss the nature of the software monthly maintenance fees and have represented these expenses as cost of revenue.

Directors, Executive Officers, Promoters and Control Persons, page 14

22.  For each of your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure.  See Item 401(e) of Regulation S-K.

Answer:  We have briefly discussed the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of our business and structure pursuant to Item 401(e) of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 15

23.  Please revise to include data for your last completed fiscal year only.   In this regard, we note that you have provided disclosure in your Summary Compensation Table for the period ended June 30, 2010.  See Item 402(n)(1) of Regulation S-K.

Answer:  We have revised our summary compensation table to include data for our last completed fiscal year only.

Exhibit 23.1

24.  We note that the report date referenced in this consent is different from the report date in your filing.  In addition, the date of the financial statements identified in the consent does not correspond to the date of the financial statements included in your filing.  Please have your auditors revise the consent accordingly.

Answer:  Our auditors have revised the consent.

Signatures, page 23

25.  Please ensure that your amended filing is signed by the person(s) serving as your principal financial officer and controller or principal accounting officer.  See Instruction 1 to Signatures on Form S-1.

Answer:  Our amended filing is signed by the person(s) serving as our principal financial officer and controller or principal accounting officer.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ ANSLOW & JACLIN
ANSLOW & JACLIN, LLP